

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2024

Anastasios Arima
Chief Executive Officer
IperionX Ltd
129 W Trade Street
Suite 1405
Charlotte, NC 28202

        Re: IperionX Ltd
              Form 20-F for the Fiscal Year ended June 30, 2023
              Filed September 18, 2023
              File No. 001-41338

Dear Anastasios Arima:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation